Exhibit 99.1

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	September 30, 2017	December 31, 2016
	€1,000	€1,000

Assets
Current assets
Cash and cash equivalents	39,742	59,200

Prepayments and other receivables	2,283	2,420

Social securities and other taxes	777	395

Total current assets	42,802	62,015

Property, plant and equipment	2,740	3,438

Intangible assets	52	90

Total assets	45,594	65,543

Equity and liabilities
Equity
Equity attributable to owners of the Company	32,749	53,136

Non-controlling interests	(10)	—

Total equity	32,739	53,136

Current liabilities
Trade payables	250	328

Social securities and other taxes	314	312

Pension premiums	34	13

Deferred income	657	—

Other current liabilities	5,117	6,057

Total current liabilities	6,372	6,710

Borrowings	6,483	5,697

Total liabilities	12,855	12,407

Total equity and liabilities	45,594	65,543

The notes are an integral part of these condensed consolidated financial statements.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |  THE NETHERLANDS  |  +31 88 166 7000  |  WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period ended September 30,		Nine month period ended September 30,
	2017	2016	2017	2016
	€1,000	€1,000	€1,000	€1,000

Other income	326	447	984	1,725

Research and development costs	(7,226)	(8,319)	(22,808)	(23,823)

General and administrative costs	(2,753)	(2,001)	(7,949)	(7,218)

Total operating costs	(9,979)	(10,320)	(30,757)	(31,041)

Operating result	(9,653)	(9,873)	(29,773)	(29,316)

Finance income and expense	(868)	(254)	(2,589)	(968)

Result before corporate income taxes	(10,521)	(10,127)	(32,362)	(30,284)

Income taxes	—	—	(2)	—

Result for the period	(10,521)	(10,127)	(32,364)	(30,284)

Other comprehensive income	49	—	114	—

Total comprehensive income (attributable to owners of the Company)	(10,472)	(10,127)	(32,250)	(30,284)

Result attributable to
Owners of the Company	(10,511)	(10,127)	(32,354)	(30,284)

Non-controlling interests	(10)	—	(10)	—

	(10,521)	(10,127)	(32,364)	(30,284)

Share information
Weighted average number of shares outstanding[1]	25,282,588	23,346,856	24,255,792	23,346,390

Earnings per share attributable to owners of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.42)	(0.43)	(1.33)	(1.30)

Diluted loss per share[1]	(0.42)	(0.43)	(1.33)	(1.30)

The notes are an integral part of these condensed consolidated financial statements.

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |  THE NETHERLANDS  |  +31 88 166 7000  |  WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000

Balance at January 1, 2016	23,345,965	934	123,595	1,899	1	(36,630)	89,799	—	89,799

Result for the period	—	—	—	—	—	(30,284)	(30,284)	—	(30,284)

Other comprehensive income	—	—	—	—	0	—	0	—	0

Recognition of share-based payments	—	—	—	1,917	—	—	1,917	—	1,917

Share options exercised	891	0	2	—	—	—	2	—	2

Balance at September 30, 2016	23,346,856	934	123,597	3,816	1	(66,914)	61,434	—	61,434

Balance at January 1, 2017	23,346,856	934	123,597	4,353	(15)	(75,733)	53,136	—	53,136

Result for the period	—	—	—	—	—	(32,354)	(32,354)	(10)	(32,364)

Other comprehensive income	—	—	—	—	114	—	114	—	114

Recognition of share-based payments	—	—	—	3,090	—	—	3,090	—	3,090

Shares issued in the period	2,115,612	85	8,677	—	—	—	8,762	0	8,762

Share options exercised	381	0	1	—	—	—	1	—	1

Balance at September 30, 2017	25,462,849	1,019	132,275	7,443	99	(108,087)	32,749	(10)	32,739

The notes are an integral part of these condensed consolidated financial statements

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |  THE NETHERLANDS  |  +31 88 166 7000  |  WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period ended September 30,		Nine month period ended September 30,
	2017	2016	2017	2016
	€1,000	€1,000	€1,000	€1,000

Cash flows from operating activities
Net result	(10,472)	(10,127)	(32,250)	(30,284)

Adjustments for:
— Depreciation	267	284	807	978

— Share-based compensation	890	628	3,090	1,917

— Financial income and expenses	868	254	2,589	968

Changes in working capital	829	(1,843)	(539)	(551)

Cash used in operations	(7,618)	(10,804)	(26,303)	(26,972)

Corporate income tax paid	—	—	(2)	—

Interest received/(paid)	10	11	69	77

Net cash used in operating activities	(7,608)	(10,793)	(26,236)	(26,895)

Cash flow from investing activities
Purchases of intangible assets	—	—	—	—

Purchases of property, plant and equipment	(18)	(422)	(111)	(2,495)

Net cash used in investing activities	(18)	(422)	(111)	(2,495)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	5,539	—	8,762	—

Proceeds from exercise of share options	—	—	1	2

Proceeds from borrowings	100	—	201	193

Proceeds from convertible loans	150	—	150	—

Redemption of financial lease	—	—	—	(15)

Net cash generated by financing activities	5,789	—	9,114	180

Net increase/(decrease) in cash and cash equivalents	(1,837)	(11,215)	(17,233)	(29,210)

Currency effect cash and cash equivalents	(742)	(175)	(2,225)	(734)

Cash and cash equivalents, at beginning of the period	42,321	76,311	59,200	94,865

Cash and cash equivalents at the end of the period	39,742	64,921	39,742	64,921

The notes are an integral part of these condensed consolidated financial statements.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |  THE NETHERLANDS  |  +31 88 166 7000  |  WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a development stage company that primarily focuses on the development and commercialization of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on the NASDAQ Global Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 and has been reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

•	ProQR Therapeutics Holding B.V. (100%);

•	ProQR Therapeutics I B.V. (100%);

•	ProQR Therapeutics II B.V. (100%);

•	ProQR Therapeutics III B.V. (100%);

•	ProQR Therapeutics IV B.V. (100%);

•	ProQR Therapeutics VI B.V. (100%);

•	ProQR Therapeutics VII B.V. (100%);

•	ProQR Therapeutics VIII B.V. (100%);

•	ProQR Therapeutics IX B.V. (100%);

•	ProQR Therapeutics I Inc. (100%);

•	Stichting Bewaarneming Aandelen ProQR (100%);

•	Amylon Therapeutics B.V. (majority interest).

As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V. including its subsidiaries.

2. Significant Accounting Policies

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), in particular IAS 34 - Interim Financial Reporting. Certain information and disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2016. In the opinion of management, all adjustments, consisting of normal recurring nature, considered necessary for a fair presentation have been included in the condensed consolidated financial statements.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |  THE NETHERLANDS  |  +31 88 166 7000  |  WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

3. Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2016. New Standards and Interpretations, which became effective as of January 1, 2017, did not have a material impact on our condensed consolidated financial statements.

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(a) Share-based payments

Share options granted to employees and consultants are measured at the fair value of the equity instruments granted. Fair value is determined through the use of the Black-Scholes option-pricing model, which is considered the most appropriate model for this purpose by management.

Initially, the Company’s ordinary shares were not publicly traded and consequently the Company needed to estimate the fair value of its share and the expected volatility of that value. Please refer to the Company’s annual financial statements for the year ended December 31, 2016 for the assumptions used in those estimates. The value of the underlying shares was determined on the basis of the prior sale of company stock method. As such, the Company has benchmarked the value per share to external transactions of Company shares and external financing rounds.

For options granted from the moment of listing, the Company uses the closing price of the ordinary shares on the previous business day as exercise price of the options granted.

The result of the share option valuations and the related compensation expense is dependent on the model and input parameters used. Even though Management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might derive a different fair value for the Company’s share options.

(b) Corporate income taxes

The Company recognizes deferred tax assets arising from unused tax losses or tax credits only to the extent that the Company has sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized. Management’s judgment is that such convincing evidence is currently not sufficiently available and a deferred tax asset is therefore only recognized to the extent that the Company has sufficient taxable temporary differences.

(c) Grant income

Grants (to be) received are reflected in the balance sheet as other receivables or deferred income. At each balance sheet date, for grants approved, the Company estimates the associated costs incurred, the level of service performed and the progress of the associated projects. Based on this analysis grant income is recognized.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |  THE NETHERLANDS  |  +31 88 166 7000  |  WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

(d) Research and development expenditures

Research expenditures are currently not capitalized but are reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

The condensed consolidated financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2016.

5. Cash and Cash Equivalents

At September 30, 2017, the Company’s cash and equivalents were € 39,742,000 as compared to € 59,200,000 at December 31, 2016. A significant portion of the cash balance is denominated in US dollars. The cash balances are held at banks with investment grade credit ratings. The cash at banks is at full disposal of the Company.

6. Current liabilities

At September 30, 2017 and December 31, 2016, the other current liabilities consisted principally of accruals for services provided by vendors not yet billed and other miscellaneous liabilities.

7. Borrowings

	September 30, 2017	December 31, 2016
	€1,000	€1,000

Innovation credit	4,799	4,598

Accrued interest on innovation credit	1,533	1,099

Convertible notes	151	—

Total borrowings	6,483	5,697

Innovation credit (“Innovatiekrediet”)

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO (previously: “AgentschapNL”) of the Ministry of Economic Affairs, for the Company’s cystic fibrosis program. The credit was increased in the course of 2013 through 2017. The credit covers 35% of the costs incurred in respect of the program up to an initial maximum of € 5.0 million through March 31, 2018.

The credit is interest-bearing at a rate of 10% per annum. The credit, including accrued interest, is repayable in three instalments on November 30, 2018, November 30, 2019 and November 30, 2020, depending on the technical success of the program.

The assets which are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |  THE NETHERLANDS  |  +31 88 166 7000  |  WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

8. Shareholders’ equity

The authorized share capital of the Company amounting to € 1,019,000 consists of 25,462,849 ordinary shares with a nominal value of € 0.04 per share. All issued shares have been fully paid in cash.

In October 2015, we entered into an agreement for an at-the-market offering facility, or ATM facility, pursuant to which we may issue shares of our common stock from time to time under our shelf registration statement up to a maximum of $ 60.0 million. In the third quarter 2017, 157,600 shares were issued pursuant to our ATM facility, resulting in proceeds of € 675,000, net of € 21,000 of offering expenses. As at September 30, 2017, we have issued 915,612 shares pursuant to our ATM facility, resulting in proceeds of € 3,898,000, net of € 120,000 of offering expenses.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Share options

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. The supervisory board may grant options to employees, members of the supervisory board, members of the management board and consultants. The quarterly compensation expenses included in operating costs for this plan were € 890,000 (2016: € 628,000), of which € 468,000 (2016: € 384,000) was recorded in general and administrative costs and € 422,000 (2016: € 244,000) was recorded in research and development costs.

9. Other income

	Three month period ended September 30,
	2017	2016
	€1,000	€1,000

Grant income	134	402

Rental income from property subleases	192	45

	326	447

In August 2014, the Company entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide the Company with up to $ 3 million to support the clinical development of QR-010.

Pursuant to the terms of the agreement, the Company was obligated to make a one-time milestone payment to CFFT of up to approximately $ 80 million, payable in three equal annual installments following the first commercial sale of QR-010, as well as certain other milestones and royalties. In August 2017, the one-time milestone payment was amended to approximately $ 16 million, payable in the same schedule. Further, an amendment was made to the effect that the approximately $ 6 million payable in case of a change of control transaction may be set-off against the milestone payment mentioned in the preceding sentence. There were no other changes to the milestones or royalties.

In 2015, the European Commission (EC) through its Horizon 2020 program awarded ProQR and its academic partners a grant of € 6 million (ProQR: € 4.4 million) to support the clinical development of QR-010 in the period up till December 31, 2017. Horizon 2020 is one of the largest research and innovation programs in the European Union with nearly € 80 billion in available funding for qualified projects from 2014 to 2020.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |  THE NETHERLANDS  |  +31 88 166 7000  |  WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

Both grants are recognized in other income in the same period in which the related R&D costs are recognized.

10. Research and development costs

Research and development costs amount to € 7,226,000 for the quarter ended September 30, 2017 compared to € 8,319,000 for the same period in 2016 and comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs. The decrease in expenses was primarily due to the completion of the nasal potential difference (NPD) study for QR-010.

11. General and administrative costs

General and administrative costs amount to € 2,753,000 for the quarter ended September 30, 2017 compared to € 2,001,000 for the quarter ended September 30, 2016.

12. Income taxes

Due to the operating losses incurred since inception the Company has no tax provisions as of the balance sheet date. Furthermore, no significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

13. Events after balance sheet date

•	In November, Chief Medical Officer, Noreen R. Henig, M.D., departed the Company to pursue a new opportunity and will serve as a special advisor to the Company going forward. David Rodman, M.D., Chief Development Strategy Officer, assumed leadership over clinical development. Dr. Rodman joined ProQR in March 2017 with extensive experience in rare disease drug development, translational medicine and RNA therapeutics, having previously served in leadership roles with Novartis Institute for Biomedical Research (NIBR), Vertex Pharmaceuticals, miRagen Therapeutics and Nivalis Therapeutics. The Company also announced the promotions of Peter Adamson to Senior Vice President Ophthalmology Franchise and Robert Friesen to Senior Vice President Science and Early Development.

•	In November, the first patient was dosed in the Phase 1/2 open-label trial (PQ-110-001) assessing the safety, tolerability, pharmacokinetics and efficacy of QR-110 in patients with LCA 10, the most common cause of blindness due to genetic disease in children. The trial will enroll six children (age 6 - 17 years) and six adults (≥ 18 years) who have LCA 10 due to one or two copies of the p.Cys998X mutation in the CEP290 gene. During the trial, patients will receive four intravitreal injections of QR-110 into one eye; once every three months. The QR-110 trial is expected to be conducted in three centers with significant expertise in genetic retinal disease in the US and Europe. The objectives of the trial will include safety, tolerability, pharmacokinetics and efficacy as measured by restoration or improvement of visual function and retinal structure through ophthalmic endpoints such as visual acuity, full field stimulus testing (FST), optical coherence tomography (OCT), pupillary light reflex (PLR), mobility course and fixation stability. Changes in quality of life in the trial subjects will also be evaluated. QR-110 is the Company’s lead program for genetic blindness and has received fast track designation by the FDA and been granted ODD in the US and EU. Interim safety and efficacy trial results from the majority of patients after six months of treatment are expected in 2018, with full 12-month treatment data from all patients expected in 2019.

•	In November, the Company consummated an underwritten public offering and concurrent registered direct offering of ordinary shares at a price of $3.25 per share. In addition, in the public offering, ProQR granted the underwriters a 30-day option to purchase up to 745,471 additional ordinary shares at the public offering price, less underwriting discounts and commissions. Gross proceeds from both offerings are expected to be approximately $20 million, assuming no exercise of the underwriters’ option to purchase additional shares in the public offering. Proceeds from these offerings along with existing cash on the balance sheet, are expected to fund operations into the second half of 2019.

PROQR THERAPEUTICS  |  ZERNIKEDREEF 9  |  2333 CK LEIDEN  |  THE NETHERLANDS  |  +31 88 166 7000  |  WWW.PROQR.COM